 Exhibit 99.1

SNDL Expands its Wine and Beyond Banner into Saskatchewan

CALGARY, AB, March 3, 2023 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") announced today that it has successfully obtained two liquor retail licenses in Regina and Saskatoon, through the Saskatchewan Liquor and Gaming Authority ("SLGA") auction. The Company will leverage these licenses to expand its premium liquor banner, Wine and Beyond, into the final stage of the liquor retail transition to the private sector in Saskatchewan.

"We are excited to bring our Wine and Beyond banner into Saskatchewan, specifically in the key markets of Regina and Saskatoon," said Tank Vander, President of Liquor Retail at SNDL. "Due to Saskatchewan's low distribution of liquor licenses and high liquor sales per capita, SNDL expects stable and accretive growth in the two new stores. We are eager to introduce consumers to the Wine and Beyond brand, as we believe there is demand in the market for a premium liquor retail model."

The Company's 12 operating Wine and Beyond locations generated $135 million in revenue on an annualized basis for the three months ended September 30, 2022. This demonstrates the banner's continued popularity and robust store performance, which SNDL anticipates will extend to the Saskatchewan market. Wine and Beyond's initial launch in the two largest Saskatchewan cities will help SNDL to evaluate future expansion opportunities in the province.

With 11 stores in Alberta and one store in British Columbia, Wine and Beyond is a premier destination liquor retailer in Western Canada. The new stores in Saskatchewan are a testament to the Company's continued growth and commitment to providing customers with exceptional service and quality products. SNDL will begin sourcing real estate and expects the stores to be operational in the province in the next 18 months.

About SNDL Inc.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."

SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.  For more information on SNDL, please go to www.sndl.com.

Forward-Looking Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements in this release includes, but is not limited to, annual production and the potential expansion plans of the Company in Canada and internationally, the Company's ability to provide uninterrupted supply to its customer, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:00e 03-MAR-23